Exhibit 18

British American Tobacco p.l.c. (the “Company”)

Quarterly Dividends for the year ended 31 December 2024:
Payment No. 4 – February 2026 (the “February 2026 Dividend”)
South Africa Branch Register Finalisation Information

On 13 February 2025, the Company announced that the Board had declared an interim dividend of 240.24p per ordinary share of 25p, payable in four equal quarterly instalments of 60.06p per ordinary share in May 2025, August 2025, November 2025 and February 2026.

The February 2026 Dividend will be payable on 4 February 2026 to shareholders registered on either the UK main register or the South Africa branch register on 30 December 2025 (the record date).

In accordance with the JSE Limited (“JSE”) Listing Requirements, the finalisation information for the February 2026 Dividend relating to shareholders registered on the South Africa branch register is set out in the paragraphs below.

The salient dates and other dividend declaration information announced on 13 February 2025 remain unchanged for the February 2026 Dividend.

South Africa Branch Register: Dividend Rate

The British American Tobacco Group reports in sterling, therefore dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R=22.5851 as at 11 December 2025 (the closing rate on that date as quoted by Bloomberg), results in an equivalent February 2026 Dividend of 1,356.46111 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information

South Africa Dividends Tax (at a rate of 20%), equivalent to 271.29222 SA cents per ordinary share, will be withheld from the gross February 2026 Dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption. After Dividends Tax has been withheld, the net dividend will be 1,085.16889 cents per ordinary share.  The February 2026 Dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the February 2026 Dividend is the United Kingdom.

At the close of business on 11 December 2025 (the latest practicable date prior to the date of the declaration of the South African rand equivalent of the February 2026 Dividend), the Company had a total of 2,180,902,797 ordinary shares in issue (excluding treasury shares). The Company held 132,988,352 ordinary shares in treasury giving a total issued share capital of 2,313,891,149 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given below:

Computershare Investor Services Proprietary Limited
Private Bag, X9000, Saxonwold, 2132
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Name of duly authorised officer of issuer responsible for making notification:

Christopher Worlock
Assistant Secretary
British American Tobacco p.l.c.

15 December 2025

Enquiries:

British American Tobacco Media Centre
+44 (0)20 7845 2888 (24 hours) │@BATPlc

Investor Relations
Victoria Buxton | IR_team@bat.com